UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Privileged Information, dated September 25, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following INSIDE INFORMATION Grifols informs that today it has received from the Spanish Securities Market Commission ("CNMV") a notification stating that its Executive Committee has decided to initiate an administrative disciplinary proceeding in connection with the report of the conclusions drawn by the CNMV dated 21 March 2024, filed by the Company as Inside Information note on the same day. In this regard, Grifols wishes to inform that the penalty proposed to be imposed on the Company for the incidents indicated in the aforementioned report of conclusions does not exceed €1,000,000. Grifols also informs that it considers that this sanction is not material and, therefore, it will have no impact on its financial statements. Furthermore, the Company wishes to confirm that there are no new elements in the document received regarding the initiation of the administrative disciplinary proceeding in addition to those included in the conclusions report from the CNMV dated 21 March 2024. In Barcelona, on 25 September 2024 Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 25, 2024